UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Common Registered Shares, nominal value EUR 2.39 per share

(Title of Class of Securities)

X3258B 102

(CUSIP Number)

Guido Kerkhoff

Senior Vice President

Chief Accounting Officer

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on May 23, 2008, as previously amended (the “Schedule 13D”), of Deutsche Telekom AG (“DTAG”), with respect to the common registered shares, nominal value EUR 2.39 per share (the “Shares”), of Hellenic Telecommunications Organization S.A. (“OTE”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

On June 26, 2008, two nominees of DTAG were appointed to the board of OTE by the Annual General Assembly for a three-year term. These two board members are Dr. Karl-Gerhard Eick and Hamid Akhavan.

Dr. Eick, born in 1954, studied business administration in Augsburg, where he earned his doctorate in 1982. Dr. Eick has been a member of DTAG’s Board of Management since January 2000, and is head of its Finance division. Since 2004, Dr. Eick has been Deputy Chairman of DTAG. Mr. Akhavan, born in 1961, graduated from the California Institute of Technology (CALTECH) with a Bachelor of Science degree in Electrical Engineering and Computer Science. He received a Master’s degree from the Massachusetts Institute of Technology (MIT) in the same fields. Mr. Akhavan was appointed Member of the Board of Management of DTAG, responsible for the Mobile Communication Business Area, on December 5, 2006. Additionally, in his role as Chairman of the Management Board of T-Mobile International AG, he leads the management of the mobile communications companies in Western, Southern and Eastern Europe and also those European national companies that are present in both fixed and mobile communication areas.

The OTE board currently consists of eleven members, five of whom are independent.

2 to 4

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Vice President Chief Accounting Officer

3 of 4

EXHIBIT INDEX

Exhibit 1	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated March 15, 2008	*

Exhibit 2	Letter Agreement between Marfin Investment Group and Deutsche Telekom AG, dated April 30, 2008, amending their Letter Agreement, dated March 15, 2008	*

Exhibit 3	Share Purchase Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

Exhibit 4	Shareholders’ Agreement between the Hellenic Republic and Deutsche Telekom AG, dated May 14, 2008	**

*	Previously filed as an Exhibit to the Schedule 13D on May 23, 2008.
**	Previously filed as an Exhibit to Amendment No. 1 to the Schedule 13D on June 20, 2008.

4 of 4